UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

(Check One):      [   ] Form 10-K  [  ] Form 20-F  [  ] Form 11-K
                  [  X ] Form 10-Q  [  ] Form N-SAR

For Period Ended:       March 31, 2002
                        --------------

                  [_]  Transition Report on Form 10-K
                  [_]  Transition Report on Form 20-F
                  [_]  Transition Report on Form 11-K
                  [_]  Transition Report on Form 10-Q
                  [_]  Transition Report on Form N-SAR

For the Transition Period Ended: _________________________________

  [Read Instruction (on back page) Before Preparing Form. Please Print or Type]
    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

--------------------------------------------------------------------------------
PART I-- REGISTRANT INFORMATION

--------------------------------------------------------------------------------
Full Name of Registrant

DYNTEK, INC.
--------------------------------------------------------------------------------
Former Name if Applicable

--------------------------------------------------------------------------------
Address of Principal Executive Office (Street and Number)

18881 VON KARMAN AVE. #250

--------------------------------------------------------------------------------
City, State and Zip Code

IRVINE, CA  92612

--------------------------------------------------------------------------------

PART II-- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

          (a)    The reasons described in reasonable detail in Part III of
                 this form could not be eliminated without unreasonable effort or expense;
 [ X ]    (b)    The subject annual report, semi-annual report, transition
                 report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
          (c)    The accountant's statement or other exhibit required by
                 Rule 12b-25(c) has been attached if applicable.

PART III-- NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrants' quarterly report on Form 10-Q will be filed as soon as is reasonably practicable following the prescribed due date. Additional time is necessary in order to provide a complete and accurate report due to the delay in receiving certain financial information related to the acquisition of DynCorp Management Resources (DMR) on December 27, 2001.



                         (Attach Extra Sheets if Needed)


 SEC 1344 (11-91)

PART IV--OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

         James Linesch                      949               798-7202
            (Name)                        (Area Code)       (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no,
     identify report(s).                    [x] Yes  [  ] No


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
     thereof?                              [x ] Yes  [ ] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.




================================================================================

                                  DynTek, Inc.
   -----------------------------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date  February 14, 2002                         By/s/James Linesch
      -----------------                            -----------------------------
                                                     James Linesch,
                                                     Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

---------------------------ATTENTION--------------------------------------------

                 INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT
           CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)
--------------------------------------------------------------------------------

                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.

FORM 12b-25 DynTek, Inc.

The results of operations for the fiscal 2002 periods will change from the corresponding periods for the last fiscal year, primarily due to the merger with DynCorp Management Services (DMR), and the consolidation of the results of DMR's operations. The estimated revenues, as compared to the prior year periods, are as follows:

                                                                For the Three Months Ended          For the Nine Months Ended
                                                               March 31,           March 31,       March 31,          March 31,
                                                            ----------------     --------------  ----------------    ---------------
                                                                 2002                 2001             2002                2001
                                                            ----------------     --------------  ----------------    ---------------
                           REVENUES:

                                  Product Revenue        $            7,974   $           7,549  $       20,481  $          17,064
                                  Service Revenue                    20,141               5,179          31,450             14,517
                                                            ----------------     ---------------  ---------------    ---------------

                                           Total                     28,115              12,728          51,931             31,581
                                  revenues
                                                            ----------------     ---------------  ---------------    ---------------
The estimated costs of sales will increase in amounts that are, generally, relative to the revenue increases, but which have not yet been finalized.

The estimated operating expenses, as compared to the prior year, are as follows:

                        OPERATING EXPENSES:
                             Selling expenses                         3,121               2,193           7,229             6,017
                             General and administrative
                             expenses                                 1,602                 900           3,690             2,762
                             Product development                          -                 603             492             2,107
                             Depreciation and
                             amortization                               989                 674           2,099             1,794
                                                            ----------------     ---------------   --------------    --------------
                             Total operating expenses                 5,712               4,370          13,510            12,680
                                                            ----------------     ---------------  ---------------    --------------
